December 17, 2024

Cheng Liu
Chief Executive Officer
Estrella Immunopharma, Inc.
5858 Horton Street, Suite 370
Emeryville, CA 94608

       Re: Estrella Immunopharma, Inc.
           Registration Statement on Form S-3
           Filed December 12, 2024
           File No. 333-283770
Dear Cheng Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Michael Blankenship